Filed by Schultze Special Purpose Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Clever Leaves Holdings Inc.

(Commission File No. 333-241707)

CLEVER LEAVES AND SCHULTZE SPECIAL PURPOSE ACQUISITION CORP. ANNOUNCE PROPOSED REVISED BUSINESS COMBINATION December 2020 Investor Presentation

Key Leadership 1 World - class management team with a track record of outstanding execution Clever Leaves Schultze Special Purpose Acquisition Corp. Kyle Detwiler Chief Executive Officer Andr é s Fajardo President Gary Julien Executive Vice President, Director George Schultze Chairman, President, & CEO • Founded Northern Swan Holdings in 2017, which merged with Clever Leaves in 2019 • Co - founded Silver Swan Capital, an investment firm focused on niche and under - followed sectors • Former Principal at Blackstone’s Tactical Opportunities Fund • Former investment professional at KKR, focused on the oil and gas, energy, natural resource, and health care sectors • MBA from Harvard Business School • Founded Clever Leaves Colombia and managed from inception the development of LatAm's #1 medical cannabis and hemp cultivation and extraction operation • Founding Partner of Mojo Ventures, an incubator focused on working with startups • Former President/CEO of IQ Outsourcing • Principal Member at Booz & Company • MBA from Harvard Business School • Founder and CEO of Schultze Asset Management • Widely recognized as an expert on event driven and special situations Investing • Previously with MD Sass, Fiduciary Partners, Mayer Brown & Platt, and Merrill Lynch • $3.2 billion of capital invested • Track record of PIPE and activist public investing to drive value creation • JD/MBA from Columbia Business School and Columbia Law School • Managing Director at Schultze Asset Management • Extensive experience in M&A, private equity, public equity investing, corporate finance, and SPACs • Previous senior M&A, investment, and corporate finance positions with Gabelli, Bronson Point, Kanders & Company, Armor Holdings, Global Crossing, and Bear Stearns • MBA from Columbia Business School Schultze Asset Management, LP Schultze Asset Management, LP

Why Clever Leaves? 2 Low - cost, pharma - quality cannabis production through Colombian and Portuguese operations Ability to scale efficiently to near - term profitability as a result of structural cost advantages Global cultivation footprint of 1.9M sq. ft. and ~1/2 of Colombia’s national THC quota EU GMP, INVIMA GMP and GACP certified Colombian cultivation and post - harvest facilities; as well as being named a Project of National and Strategic Interest by Colombian authorities Non - cannabis wellness brand, Herbal Brands, can be leveraged for CBD products Option value on nascent pharmaceutical brands

Distribution 3 Vertically Integrated Platform Genetics Cultivation Extraction Research & Development Brands Manufacturer and distributor of health and wellness products selling in over 10,000 retail locations in the US NORTH AMERICA EUROPE PORTUGAL Provisionally licensed producer headquartered in Lisbon, with an 85 ha property in the south of Portugal, 1 ha of existing greenhouse and expansion underway, and a vision to construct GMP - certified pharmaceutical and processing facilities Frankfurt – based pharmaceutical brand and importer/distributor of medical cannabis product LATIN AMERICA Latin America’s largest licensed producer of medical cannabis and hemp with 1.8M sq. ft. of GACP - certified cultivation and the region's only EU GMP - certified extraction operation COLOMBIA/LATAM At its core, Clever Leaves leverages its low - cost and pharma quality competitive advantages and selectively competes downstream Minority investor in GDP and GMP - certified pharmaceutical company focused on cannabis importation and distribution Exclusive distribution partnerships BRAZIL GERMANY GERMANY

Ideally Suited for Industrial Scale Production 20 ƒ F (1) / 6.3 hours of daylight (1) Average cost per gram of $1.89 (2) Licensed cannabis companies: 250+ Average elevation: 567 ft Canadian cannabis 65 ƒ F (3) / 12 hours of daylight (4) Average cost per gram of $0.20 (5) Licensed producers: 5 - 30 (5) Average elevation: 8,300 ft Colombian cannabis Cost Advantage: VS VS VS 3x 5x 9x Note: 1.30 CAD = 1.00 USD as of 11/06/20 Source: Bureau of Labor Statistics, Health Canada, St. Louis Fed, The Colombian Ministry of Justice, WSJ barrel breakdown (2016), National Bureau of Statistics of China (249 workdays in 2019 via china.workingdays.org) (1) Based on median temperature and hours of daylight for major cities for coldest month of the year (2) Average of FY2019 cost/g for APHA, ACB, TLRY and SNDL. Refer to public filings for more detail on breakdown of costs (3) Average temperature for coldest month of the year (4) Winter statistic (5) Reflects Management’s estimates (US$) 4

Colombia Operating Advantages

- **Optimal growing conditions**
  - Colombia's location near the equator provides 12 hours of daily sunlight throughout the year, quality soil, abundant water and warm weather
    - Allows for year-round cultivation without artificial light
    - High elevation leads to improved pest mitigation
    - Dominant in flower exports
    - Well established infrastructure
- **Cost advantages**
  - Minimum wages in Colombia are considerably lower than in Canada (<$2.00 per hour versus $8.00-$12.00 per hour)
  - Clever Leaves' projected production costs of less than $0.20/gram [1], well below the average Canadian costs of $1.89/gram

2019 Cost per Gram of Dry Cannabis Flower



(US$)
Canadian average: $1.89
$0.20 (1)
$1.49
$1.85
$1.86
$2.36
CLEVER LEAVES
AURORA
aphria
SUNDIAL
TILRAY

CapEx per Square Foot of Cultivation Space



$14 (1)
~$200 (2)
CLEVER LEAVES

Note: 1.30 CAD = 1.00 USD as of 11/06/20. Represents "All-in" cost/g for FY2019 when reported as such. Refer to slide 9 for additional disclosures regarding non-GAAP financial measures

Source: Company filings. Refer to filings for more detail on cost breakdown

(1) Source: Management projections; cost/g includes packaging costs. Capex per sq. ft. for Colombia greenhouse only, represents total capex, including extraction capex, divided by total sq. ft. of cultivation

(2) Canadian peer set of ~$200 per sq. ft. Canadian peer set includes ACB, APHA, HEXO, OGI, SNDL and TLRY. Represents sum of FY2017-19 total capex, including extraction capex, divided by total current sq. ft. of cultivation space; average across peer set is rounded for illustrative purposes

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• The cannabis industry has been defined by Canadian Licensed Producers (LPs) and US Multi - State Operators (MSOs) • Clever Leaves has developed a differentiated model – that of the Multi - National Operator (MNO), with several defining characteristics: Defining a Multi - National Operation (MNO) 6 Capital efficient business model Vertically - integrated (similar to both LPs and MSOs) Not confined to a single geography (unlike most LPs and MSOs) No 280E taxes; federally - legal business model will be more easily financed and eligible for potential NYSE/NASDAQ listing As a MNO, Clever Leaves has the flexibility to share resources and transfer brands globally, with dramatically reduced restraints and without redundant infrastructure. Tailwinds from further legalization (unlike MSOs or LPs losing initial market protections)

Illustrative US Operator Illustrative Retail Footprint Illustrative Product Offering Note: Images per publicly available sources. Comparison of US and International Cannabis Distribution and product vary greatly between the international (ex - Canada) cannabis industry and what MSOs face in the US 7

Disclaimer

Disclaimer

This presentation (this "Presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination between Clever Leaves International Inc. ("Clever Leaves") and Schultze Special Purpose Acquisition Corp. ("SAMA") and related transactions (the "Proposed Transactions") and for no other purpose.

No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will SAMA, Clever Leaves or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and source as well as from research reports prepared for other purposes. Neither SAMA nor Clever Leaves has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Clever Leaves or the Proposed Transactions. Viewers of this Presentation should each make their own evaluation of Clever Leaves and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

Important Information and Where to Find It

In connection with the Proposed Transactions, Clever Leaves Holdings Inc. ("Holdco") has filed a Registration Statement on Form S-4 (the "Form S-4") with the U.S. Securities and Exchange Commission (the "SEC") which includes a prospectus with respect to Holdco's securities to be issued in connection with the Proposed Transactions and a proxy statement with respect to SAMA's stockholder meeting at which SAMA's stockholders will be asked to vote on the Proposed Transactions. SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about the Proposed Transactions. SAMA has mailed a definitive proxy statement/prospectus to its stockholders of record as of the close of business on November 16, 2020. SAMA's stockholders can also obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573;e-mail: sdu@samco.net. These documents can also be obtained, without charge, at the SEC's web site (http://www.sec.gov).

Participants in the Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Proposed Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SAMA's directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 10, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA's stockholders in connection with the Proposed Transactions is set forth in the definitive proxy statement/prospectus included in the Form S-4. Information concerning the interests of SAMA's and Clever Leaves' participants in the solicitation, which may, in some cases, be different than those of SAMA's and Clever Leaves' equity holders generally, is also set forth in the definitive proxy statement/prospectus included in the Form S-4. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus and related documents filed with the SEC carefully before making any voting or investment decisions. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Trademarks

This Presentation contains trademarks, service marks, trade names and copyrights of SAMA, Clever Leaves and other companies, which are the property of their respective owners.

Forward-Looking Statements

This Presentation includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements and factors that may cause such differences include, without limitation, SAMA's and Clever Leaves' inability to complete the Proposed Transactions; matters discovered by the parties as they complete their respective due diligence investigation of the other; the number and percentage of SAMA's public stockholders voting against the Business Combination Proposal and/or seeking redemption; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the ability of Holdco to satisfy the listing criteria of the Nasdaq Capital Market and to maintain the listing of its securities on the Nasdaq Capital Market following the Proposed Transactions; changes adversely affecting the business in which Clever Leaves is engaged; management of growth; general economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; Clever Leaves' business strategy and plans; and the result of future financing efforts. Other factors include the possibility that the Proposed Transactions do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

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Disclaimer *(cont.)*

Forward-Looking Statements *(cont.)*

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Holdco's and SAMA's most recent filings with the SEC and in the definitive proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by Holdco in connection with the Proposed Transactions. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SAMA, Clever Leaves and Holdco expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Certain Clever Leaves Unaudited Financial Projections

This presentation contains certain unaudited projected financial information of Clever Leaves, including a base forecast, and a forecast assuming incremental THC extract sales. These projections have not been prepared in accordance with GAAP and IFRS. Clever Leaves' independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the projections and does not express an opinion on or any form of assurance related to the projections. The projections were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Clever Leaves. The actual results could differ materially from these projections.

Additionally, the projections are inherently forward looking and span multiple years. Consequently, the projections, as with all forward-looking information, become subject to greater unpredictability and uncertainty with each successive year. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict or estimate and most of which are beyond Clever Leaves' control. The projections also reflect assumptions regarding the continuing nature of certain business decisions that, in reality, would be subject to change. Important factors that may affect actual results or the achievability of the projections include, but are not limited to, failure to implement Clever Leaves' business strategy; failure to capitalize on Clever Leaves' expected market opportunities; lack of regulatory approval and market acceptance of Clever Leaves' products, Clever Leaves' ability to fully monetize its existing THC market quota within Colombia; product enhancements; regulatory developments in key markets for the company's products, and their related impact on its operations and business; decreased demand and/or prices for Clever Leaves' products; changing consumer preferences; Clever Leaves' ability to construct additional facilities to supply necessary demand; Clever Leaves' ability to obtain or maintain licenses, certifications, quotas or accreditations, including for cultivation, export and import of its products; the timing of receipt of quality assurance certificates (including EU GMP and GACP) in relevant jurisdictions; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions; changes in currency exchange rates and interest rates; and other risks and uncertainties. In addition, the achievability of the forecast assuming incremental THC sales is based on the opening up of the global markets for export of cannabis from Colombia into key end markets, which would create the opportunity to sell additional high THC extract. However, the timing and the extent to which this opportunity materializes is outside of Clever Leaves' control. If the full quota is not utilized, Clever Leaves will not achieve any or all incremental THC sales.

Accordingly, there can be no assurance that the projections will be realized and actual results may vary materially from those projected. The inclusion of summaries of the projections in this document should not be regarded as an indication that Clever Leaves or any of its affiliates, officers, directors, advisors or other representatives considered or consider the projections to be necessarily predictive of actual future events or results of Clever Leaves' operations, and, consequently, the projections should not be relied on in such a manner. Neither Clever Leaves nor any of its affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the projections. The financial projections do not take into account any circumstances or events occurring after November 9, 2020. Neither Clever Leaves nor any of its affiliates, officers, directors, advisors or other representatives undertakes any obligation, and each expressly disclaims any responsibility, to update or otherwise revise or reconcile the projections to reflect circumstances existing or developments and events occurring after the date of the projections or that may occur in the future, even in the event that any or all of the assumptions underlying the projections are not realized or change. Clever Leaves does not intend to make available publicly any update or other revision to the projections, except as otherwise required by law. None of Clever Leaves nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Clever Leaves shareholder, SAMA stockholder, investor or other person regarding the ultimate performance of Clever Leaves compared to the information contained in the projections or that the projections will be achieved. Clever Leaves has not made any representations to SAMA concerning the projections.

In light of the foregoing factors and the uncertainties inherent in the projections, Clever Leaves' and SAMA shareholders and investors are cautioned not to place undue, if any, reliance on the information presented in the projections.

Non-GAAP Financial Measures

This Presentation also contains certain non-GAAP financial measures which have not been and will not be audited. These non-GAAP financial measures are not recognized measures of financial performance or liquidity under US GAAP, but are measures used by management to monitor the underlying performance of Clever Leaves' business and operations. These non-GAAP measures may not be indicative of Clever Leaves' historical operating results nor are such measures meant to be predicative of future results. These measures and ratios may not be comparable to those used by other companies under the same or similar names. As such, undue reliance should not be placed on these non-GAAP financial measures. Certain numbers herein are unaudited and are based on internal records and/or estimates. We have not reconciled the non-GAAP forward-looking information to their corresponding GAAP measures because the exact amounts for these items are not currently determinable without unreasonable efforts but may be significant.

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